

DIVISION OF
INVESTMENT MANAGEMENT

Claudia DiGiacomo
Prudential Global Short
  Duration High Yield Fund, Inc.
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102-4077

Re: Prudential Global Short Duration High Yield Fund, Inc. ("Fund")
        File Numbers 811-22724 & 333-182826

Dear Ms. DiGiacomo:

On July 24, 2012, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). The Fund is newly organized and the filing was made to register common stock. The registration statement contains blank spaces related to fees, costs and percentages; we will review the Fund's financial statements, expense table and other information submitted in subsequent pre-effective amendments and may have additional comments regarding that information.

Your cover letter accompanying the filing requested selected or limited review because the registration statement is substantially similar to another registration statement that was reviewed by the staff. With certain exceptions, we have limited our review of the filing. Our comments regarding the filing are set forth below.

General

The summary section and other segments of the prospectus discloses that the Fund will invest up to 20% of its investable assets in derivatives for hedging, investment or leverage purposes, or to manage interest rates or the duration of the Fund's portfolio, including futures, forwards, and swaps. Please summarize in this section, and disclose more fully in the prospectus, all material aspects of the derivatives in which the Fund will invest. In this regard, see The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010). Please disclose specifically why and when the Fund will invest in derivatives, distinguish the risks of purchasing and selling derivatives and disclose the creditworthiness standards the Fund will employ when selecting counterparties. Please disclose the limits on the amount of assets the Fund may subject to any one counterparty.

The Fund has the term "global" in its name. The prospectus discloses that the Fund will invest "around the world" and in at least three countries outside the U.S. Please disclose more specifically how much the Fund under normal market conditions will invest in foreign countries. Also, please explain why investing in only four countries is consistent with global investing. *See* Investment Company Names, Investment Company Act Release No. 24828, at n.42 (Jan. 17, 2001).

Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement. In this connection indicate whether FINRA has reviewed the payments by the manager of additional compensation, structuring and syndication fees, and sales incentive fees as discussed under the caption "Underwriting." Indicate also whether FINRA aggregated such payments with the sales loads or other fees for purposes of determining compliance with FINRA guidelines on underwriter compensation.

The fee table on the cover discloses the amount of shares being registered. Confirm that shares to be used to fulfill over-allotments, if any, are included in the shares being registered.

Prospectus Cover

The cover page discloses that derivatives will qualify as investments in high yield fixed income securities, so long as the underlying assets of a derivative are "based on one or more high yield fixed income instruments." Please confirm that these derivatives have economic characteristics similar to the type of security suggested by the Fund's name. Please disclose how closely correlated the performance of the derivative will be in order to qualify as a substitute for a direct investment in high yield fixed income securities. Please identify and describe the derivatives in which the Fund will invest as substitutes for direct investments.

Prospectus

Table of Contents

Please delete the penultimate sentence of the paragraph that follows the Table of Contents. Alternatively, revise the sentence with a clarification of the obligations of the Fund to update the prospectus during the offering period for material changes.

PROSPECTUS SUMMARY
Investment Objective and Policies (Page 4)

The prospectus discloses that the Fund will invest 80 percent of its "investable assets" in high yield fixed income instruments. The definition of investable assets is technical and difficult for an investor to understand. Please explain how the Fund's calculation of investable assets is different from the calculation of net assets plus borrowings for investment purposes (as it is used to determine the minimum requirements for compliance with Rule 35d-1). If it results in fewer assets invested than net assets plus borrowings, please revise the disclosure to provide for a test that complies with Rule 35d-1. In this regard, "investable assets" is defined as total assets, minus certain items, including "accumulated dividends on any outstanding shares of Common

Stock and preferred stock issued by the Fund." Does "accumulated dividends" refer to dividends declared but not yet paid?

Fixed Income Instruments (Page 6)

The summary discloses that the Fund's investments in fixed income securities "may include" securities of all types. Please summarize all the material investments of the Fund, and include a more detailed description of the fixed income securities in which the Fund will invest in the main section of the prospectus. Please disclose the market capitalization, or other material aspects, of the private issuers in which the Fund will invest. Will the Fund focus its investments in any business sector? In this regard, please confirm to the staff that the Fund has no intention to invest to a significant extent in asset-backed or mortgage-backed securities, or revise the summary and prospectus accordingly.

Leverage (Page 7)

The prospectus refers to the limitations of the 1940 Act when describing restrictions on the ability of the Fund to borrow or leverage. Please disclose the limitations of the 1940 Act in terms of percentage of Fund assets. Also please disclose the maximum amount the Fund may leverage through borrowing, including reverse repurchase agreements and the issuance of preferred stock.

Selected Risk Factors
Leverage Risk (Page 13)

Disclosure in the first paragraph indicates that borrowings will be subject to specific percentage limits. The last sentence states that the Fund may also engage in synthetic leverage, e.g., through swaps and other derivatives. Disclose whether the latter type of leverage will be subject to the statutory limits or the requirements of Investment Company Act Release No. 10666 (April 18, 1979) such that it is not a senior security.

Loan Participations and Assignments Risk (Page 15)

Please define and summarize what loan participations and assignments are. Please clarify that they are included among the fixed income securities in which the Fund will invest.

SUMMARY OF FUND EXPENSES (Page 19)

Footnote 1 to the fee table states that the offering costs will be borne by the Fund. Please revise the disclosure to state that the Fund's common shareholders will bear the offering costs.

Footnote 3 refers to the costs of establishing a credit facility. The prospectus also briefly mentions that a lender to the Fund may impose restraints on the investment and distributions of the Fund. Does the Fund intend to enter into a credit facility? If so, the prospectus should disclose the terms and conditions of the loan.

The Fund may invest in other investment companies. The fee table does not have an AFFE line item to reflect the indirect costs of investing in other investment companies. Please add disclosure reflecting the amount of AFFE expected to be incurred, unless that amount is less than one basis point, in which case confirm that AFFE will be included in "Other expenses." (See Investment Company Act Release No. 27399 [June 20, 2006]).

INVESTMENT OBJECTIVE AND POLICIES
Investment Policies (Page 22)

The Fund invests primarily in high yield fixed income instruments of companies and governments located around the world. Please define "fixed income." For example, may it include floating or variable rate debt, commercial paper, zero-coupon, or PIK bonds?

Foreign Instruments (Page 25)

The prospectus discloses that an investment is deemed to be in an emerging market if the local currency long –term debt rating assigned by all NRSROs is below A-. Please advise the staff why the Fund uses that definition and how it compares to the customary definition, such as that used by the World Bank.

Confirm that this paragraph, which seems to discuss risk rather than the strategy of foreign investing, should appear at this location in the prospectus, or at all. Further, disclosure in this section references an entity named Brandywine. This entity has, heretofore, not been described anywhere in the prospectus. Accordingly, unless this reference is a typographical error, please identify this entity and its relationship to the Fund. Otherwise, please revise this section accordingly.

Please revise the caption "Risk of NAV Erosion" to describe, in plain English, the potential loss of money to the Fund in the event an issuer calls a security.

New Securities and Other Investment Techniques (Page 28)

The prospectus discloses that the Fund may invest in new types of securities and other investment practices that are developed from time to time. Please disclose how the Fund will inform current shareholders of new investments not described in the prospectus.

MANAGEMENT AND ADVISORY ARRANGEMENTS (Page 47)

Please disclose how the Fund's investments in derivatives affect the amount of the Fund's advisory fee. For example, in calculating the Fund's investable assets, does the Fund use the notional amount of a derivative contract or the value of the derivative as reflected on the books of the Fund? Likewise, when the Fund books a potential obligation to pay counterparties, does that accrual of a liability reduce investable assets? The Section 15 advisory contract, to be filed as a pre-effective amendment, should also specifically describe how the advisory fee is calculated.

UNDERWRITERS
Additional Compensation to be Paid by PI (Page 59)

The prospectus discloses that the advisor has agreed to pay an unidentified entity additional compensation for services related to the design and structuring of the Fund. Please revise the heading in the pre-effective amendment to state that such fees will be paid to the underwriter or an affiliate of the underwriter. Also file the contracts under which such compensation will be paid as exhibits. Also disclose how the services provided under such contracts differ from those provided by the advisor.

Statement of Additional Information

INVESTMENT POLICIES AND TECHNIQUES (Page 4)

Change the phrase "in this prospectus" appearing in the third and fourth paragraphs to "in this SAI."

CONVERSION TO OPEN-END FUND (Page 39)

Disclosure in the first paragraph indicates that in connection with a conversion of the Fund to open-end status, the Fund may be required to close out any credit default swaps that it had written. Please disclose why the Fund would need to close out any credit default swaps prior to a conversion.

$$* \quad * \quad * \quad * \quad * \quad * \quad * \quad * \quad * \quad * \quad *$$

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

_____

Larry L. Greene
Senior Counsel

Wednesday, August 22, 2012